CATHAY MERCHANT GROUP, INC.

Unit 803, Dina House, Ruttonjee Centre

11 Duddell Street

Central, Hong Kong SAR, China

December 20, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Amit Panda, Assistant Chief Accountant

John P. Nolan, Accounting Branch Chief

Lisa Haynes, Senior Staff Accountant

Dear Sirs:

Re: Cathay Merchant Group, Inc. (the “Company”) Form 10-K for the period ended July 31, 2005 Form 10-Q for the quarter ended October 31, 2006 File No. 001-16283

                              In connection with your letter of March 16, 2006 and the letter of John P. Nolan of December 7, 2006, with respect to the Form 10-K for the period ended July 31, 2005 and the Form 10-Q for the quarter ended October 31, 2006 filed by our client, Cathay Merchant Group, Inc. (the "Company"), the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Virgil Hlus, at 604-891-7707.

Yours truly,

CATHAY MERCHANT GROUP, INC.

/s/ Michael J. Smith

Michael J. Smith

Chief Executive Officer, Chief Financial Officer, President and Secretary

Chairman of the Board